U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

December 30, 2010

Re:	VoiceServe, Inc.
Form 10-K for the Year Ended March 31, 2010
Filed June 29, 2010 as amended November 10, 2010
File No. 000-51882

Dear Mr. Groff:

We represent Voiceserve, Inc. (“Voiceserve” or, the “Company,” “we,” “us,” or “our”).  By letter dated December 17, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Annual Report (the “Annual Report”) on Form 10K filed on November 10, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response and proposed changes to the Form 10-K is attached hereto as Annex 1. Further revisions required to the Forms 10-Q for the periods ending September 30, 2010 and June 30, 2010 have been made and are attached hereto as Annex 2 and Annex 3, respectively. Upon your approval of our responses and proposed changes, we will file with the SEC a formal amendment to the annual and quarterly filings.

General

1.
You indicate in your response to comment 3 from our letter dated November 18, 2010 that your controls and procedures were not effective as of March 31, 2010.  Please revisit and revise as necessary the controls and procedures disclosure in your June 30, 2010 Form 10-Q and your September 30, 2010 Form 10-Q.  We note that one of your remediation steps, the hiring of Mr. Andrew Millet, did not take place until September 30, 2010.

Response: The controls and procedures disclosure in the Forms 10-Q for the period ended September 30, 2010 and June 30, 2010 have been revised as necessary and are attached hereto as Annex 2 and Annex 3, respectively.

Item 1. Description of Business, page 1

2.
We note your response to comment 1 from our letter dated November 18, 2010 and your revised disclosure.  Further revise to remove your reference to the Securities Litigation Reform Act of 1995 on page 1.

Response: The reference to the Securities Litigation Reform Act of 1995 on page 1 has been removed as reflected in Annex 1 attached hereto.

Note 8, Common Stock Issuances, page F-14

3.
We note your response to comment two from our letter dated November 18, 2010.  Please tell us the nature of each restriction.  If the nature of the restriction is limited to the passage of time not to exceed one year, we believe a nominal discount is appropriate.  Include in your response the impact on the estimated fair value of the shares issued in May 2009 and September 2010 if you used a discount of 10% and 25%, respectively.

Response: In May 2009, three of our officers, Lukasz Nowak, Krzysztof Oglaza, and Michal Kozlowski, each received 1,000,000 restricted shares of VoiceServe, Inc. common stock, aggregating 3,000,000 shares. Each of these officers are 6.94% stockholders of the Company. Further, Mr. Oglaza is also a director of the Company.  As such, each of the three individuals is subject to Rule 144 which subjects the public resale of these securities to a holding period of at least 6 months and a resale limit every 3 months thereafter equal to 1% of the outstanding shares.

After the issuance, and at March 31, 2010, the issued and outstanding shares of common stock of the Issuer totaled 32,402,935 shares.  Therefore, in accordance with Rule 144, 324,029 shares are available for resale (32,402,935 shares x 1% = 324,029 shares) for each 3 month period after 11/21/09.  Thus, the nature of the restriction involves the passage of time exceeding one year, which in this case is at least 16 months.  However, considering the low trading volume in VoiceServe, Inc., the time necessary to sell the 3,000,000 shares is likely much longer.  On December 1, 2009, approximately 6 months after the 3,000,000 restricted shares were issued, the trading price of the stock was $.16 per share on 21,400 shares traded. This was a 36% decrease from the June 3, 2009 trading price of $.25 per share.

Had a discount of 10% been used, the fair value of the May 2009 issuance would have been computed at a discount price equal to $.225 per share ($.25 x 90% = $.225), totaling $ 675,000 for 3,000,000 shares ($300,000 higher than the $375,000 amount reported) and the September 2010 issuance would have been computed at a discount price equal to $.2961 per share ($.329 x 90% = $.2961), totaling $266,490 for 900,000 shares ($118,440 higher than the $148,050 amount reported).

Had a discount of 25% been used, the May 2009 issuance would have been computed at a discounted price equal to $.1875 per share ($.25 x 75% = $.1875), totaling $562,500 for 3,000,000 shares ($187,500 higher than the $375,000 amount reported) and the September 2010 issuance would have been computed at a discount price equal to $.24675 per share ($.329 x 75% = $.24675), totaling $222,075 for 900,000 shares ($74,025 higher than the $148,050 amount reported).

Summary Compensation Table, page 16

4.
In accordance with comment 5 from our letter dated November 18, 2010, please add disclosure with respect to why you chose to treat your executive officers as independent contractors instead of employees.  Your discussion should include all material information necessary to understand this facet of your compensation practices including any risks resulting there from.  See Item 402(o) of Regulation S-K.

Response: Our executive officers are treated as independent contractors because they serve our holding company and wholly owned subsidiaries and therefore we decided that they should not be included on any one company’s payroll. Their fiduciary duties and obligations as executive officers of the Company do not change based upon the officers’ status as an independent contractor versus an employee. Each of our executive officers owes the same duty of loyalty and duty of care to the Company and our shareholders. Such disclosure has been made on page 17 of the Form 10-K/A.

Item 15. Exhibits, Financial Statements Schedules, page 20

5.
We note your response to comment 7 from our letter dated November 18, 2010 and the inclusion of your articles of incorporation and by-laws.  Please provide these documents as currently in effect.  See Items 601(b)(3)(i) and 601(b)(3)(ii) of Regulation S-K.  We note that both respective documents refer to the company as 4306, Inc.  In addition, provide your share exchange agreement with Voiceserve Limited and your acquisition agreement with VoIPSwitch Inc.  See Item 601(b)(2).

Response: The proper articles of incorporation and by-laws have been attached to the Form 10K/A as exhibits 1.1 and 1.2, respectively. Further the Stock Purchase and Share Exchange Agreement with VoIPSwitch, Inc. has been incorporated by reference.

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